Exhibit 17.1

February 21, 2018

To the Board of Directors

Please consider this my resignation as a board member effective March 21, 2018. Until now, I have remained on the board even after the recent departure of all of the other Class A independent directors, despite my complete agreement and understanding of the reasons given for their leaving as stated in their resignation letters.

My purpose in staying on the board was to represent the Class A shareholders as best I could as the last remaining independent director. I felt that I could do this by staffing, albeit as the only member, the Independent Committees of the board. Also, as Audit Committee chair, I could work with management and the board to resolve “Tone At The Top” and other issues that led to the recent resignation of our long time auditors, KPMG. The Tone at The Top issue remains, and has greatly impeded the company in finding a national audit firm to accept an engagement, which is critical to our status as a publicly traded company.

Further, in my role as chair of the Nominating and Governance Committee I have worked closely with management and the board to identify highly qualified candidates for the three open Class A directorships.

However, the results of the Board meeting held on February 19th have made it clear that my efforts have been to no avail. At that meeting, as detailed in the written resolutions, John Hewitt, in his role as Chairman of the Board and sole Class B shareholder, proposed and had passed by his majority Class B board members, the following actions:

  The immediate termination of CEO Edward Brunot.
  The immediate termination of the short-term consulting agreement with former CFO Kathy Donovan who was assisting the company in many areas.
  The appointment of Class B director Nicole Ossenfort as CEO, along with two other Hewitt associates, in the roles of Chief Operating Officer and Chief Strategy Officer, further strengthening his influence and control as demonstrated in an email from Ossenfort stating that Hewitt will act in an advisory role.
  The replacement of the Company’s law firm Skadden Arps, a highly regarded firm with deep experience in corporate governance matters. Further, the appointment of the law firm of Williams Mullen, John Hewitt’s personal counsel, to serve as the company’s Corporate General Counsel.
  The appointment of William Minner to replace Nicole Ossenfort as a class B director, and further, his appointment as chair of the Audit and Compensation committees.
  The termination of the previously board-approved process already well underway with the National Association of Corporate Directors to identify and recruit highly qualified Independent Directors. (Several were in the process of personal interviews during the week of February 20th)
  In place of the above nominating process, John Hewitt would immediately submit three candidates for consideration to fill the three Class A vacancies with the intention of electing all of these new directors as Class A directors at a special shareholders meeting to be held no later than April 16th 2018.

All of these actions further undermine any semblance of an independent representation for Class A shareholders in Liberty Tax Service. Furthermore, it has quickly become apparent to me that the board and the new senior executives are making it virtually impossible for the Chief Financial Officer and the General Counsel to do their jobs effectively, particularly as these three new executives are not qualified to hold these positions in a public company and they are all beholden to John Hewitt.

Please also be advised that I hereby tender notice of my approval of the draft board minutes of prior board meetings as previously presented to the Board for approval.

Lastly I would like to commend the C-suite group in place over the last few months, including the former Chief Executive Officer, Edward Brunot, Chief Financial Officer, Nick Bates, previous Chief Financial Officer Kathy Donovan, and General Counsel Vanessa Szajnoga for their dedication, hard work, and integrity in a very difficult and stressful environment.

I appreciate the many years I’ve been associated with Liberty Tax as a director and wish the company the best for the future.

Sincerely,

/s/ Ross Longfield

Ross Longfield